Mail Stop 3561

October 19, 2007

Lynelle P. Kirby, President
Ulta Salon, Cosmetics & Fragrance, Inc.
1135 Arbor Drive
Romeoville, IL 60446

       Re: Ulta Salon, Cosmetics & Fragrances, Inc.
              Amendments No. 3 and No. 4 to Registration Statement on Form S-1
              Filed October 11 and 12, 2007
              File No. 333-144405

Dear Ms. Kirby:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Compensation, page 77</u>

1. We note your response to prior comment 5 of our letter dated October 10, 2007. We further note your indication that you looked "at the average percentage of salary increases for all companies, as well as, specifically with respect only to retail companies as reported by these surveys." As it appears that you reviewed the results of those surveys as it relates to retail companies, please disclose all of the retail companies that were utilized in each of the surveys.

Selling Stockholders, page 102

2. Disclose, by footnote or otherwise, the natural person(s) who investment and/or voting control each of the entities listed in your table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher D. Lueking, Esq.
     Latham & Watkins LLP